SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              ALABAMA POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.           Type of security or securities.

                  Series N 4.875% Senior Notes due September 1, 2004 (the "Series N Notes") Series O Floating Rate Senior Notes due March 3, 2003 (the "Series O Notes" and, together with the Series N Notes, the "Notes")

Item 2.           Issue, renewal or guaranty.

                  Issue

Item 3.           Principal amount of each security.

                  Series N Notes:   $275,000,000
                  Series O Notes    $167,000,000

Item 4.           Rate of interest per annum of each security.

                  Series N Notes:   4.875%
                  Series O Notes:   Floating rate reset quarterly based on
                                    three-month LIBOR plus 0.10%

Item 5.           Date of issue, renewal or guaranty of each security.

                  The Notes:        August 29, 2001

Item 6.           If renewal of security, give date of original issue.

                  Not Applicable


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Item 7.           Date of maturity of each security.

                  Series N Notes:   September 1, 2004
                  Series O Notes:   March 3, 2003

Item 8. Name of person to whom each security was issued, renewed or guaranteed.

                  The Company issued and sold the Notes to Lehman Brothers Inc., BNY Capital Markets, Inc., Jackson Securities Inc. and Scotia Capital (USA) Inc., as the Underwriters, pursuant to an Underwriting Agreement dated August 22, 2001.

Item 9.           Collateral given with each security, if any.

                  None

Item 10. Consideration received for each security.

                  Series N Notes: $273,559,000 (99.476% of the principal amount) Series O Notes: $166,749,500 (99.850% of the principal amount)

Item 11. Application of proceeds of each security.

                  The proceeds from the sale of the Notes will be applied by the Company to redeem on August 31, 2001 $131,500,000 aggregate principal amount of its First Mortgage Bonds, 9% Series due February 1, 2024 and will be used for other general corporate purposes which includes the repayment of a portion of the Company's outstanding short-term indebtedness.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

                    a.        the provisions contained in the first sentence of
                              Section 6(b)___

                    b.        the provisions contained in the fourth sentence of
                              Section 6(b)___

                    c. the provisions contained in any rule of the Commission other than Rule U-48_X_ -

Item 13. Not Applicable.

Item 14. Not Applicable.



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Item 15.          If the security or securities are exempt from the
                  provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

                  Rule 52


Date: August 31, 2001                           ALABAMA POWER COMPANY



                                                By: /s/Wayne Boston
                                                      Wayne Boston
                                                   Assistant Secretary